EXHIBIT 99.1

Centers for Disease Control and Prevention (CDC) and Ceragenix Enter into a Cooperative Research and Development Agreement (CRADA)

CRADA to Evaluate the Efficacy of Ceragenix’s Ceracide™ Antimicrobial Coating in the Prevention of Bacterial Biofilm Growth on Medical Devices

DENVER, CO, February 8, 2006 — Ceragenix Pharmaceuticals, Inc. (“Ceragenix” or the “Company”), a development stage biopharmaceutical company, today announced that it has entered into a Cooperative Research and Development Agreement (“CRADA”) with the Centers for Disease Control and Prevention (“CDC”) to evaluate the efficacy of Ceragenix’s Ceracide™ antimicrobial coating for the prevention of bacterial biofilm growth on medical devices. The Company had previously announced entering into a letter of intent with the CDC on this project.

“This collaboration with the CDC illustrates the progress we continue to make with our infectious disease program,” said Steven Porter, Chairman & CEO of Ceragenix. “Working with the CDC will strengthen our pursuit of an effective long-lasting antimicrobial coating for medical devices.”

A biofilm is a slime-like multicellular bacterial colony that may form when bacteria attach to medical devices such as catheters, vascular grafts or endotracheal tubes. Biofilms may cause infections that are resistant to conventional antibiotics. These infections are of significant medical concern. According to the CDC, infections associated with central venous catheters account for 250,000 cases of blood stream infections annually. The attributable mortality for such infections is estimated to range between 12 percent to 25 percent and the annual costs of caring for patients with central venous catheter infections may be as high as $2.3 billion.

The CRADA’s research plan will evaluate Ceragenix’s Ceracide™ antimicrobial coating using the CDC’s Biofilm Reactor, a specially designed device that is able to reproducibly grow biofilms in an environment mimicking the body conditions under which bacteria form such films, including fluid turbulence. Dr. Rodney Donlan, team leader of the CDC’s Biofilm Research Laboratory, devised the protocol for testing and will assist in the evaluation of the results. The testing will be conducted by Dr. Paul B. Savage’s laboratory at Utah-based Brigham Young University (“BYU”).  Dr. Savage is a Professor of Chemistry and Biochemistry at BYU and the inventor of the Ceracide™  technology that BYU has exclusively licensed to Ceragenix.  BYU is also a party to the CRADA.

About CERAGENIX

Ceragenix Pharmaceuticals, Inc. (OTCBB: CGXP) is a biopharmaceutical company that discovers, develops and commercializes novel anti-infective drugs based on its proprietary class of compounds, Ceragenins (or CSAs). Active against a broad range of gram positive and negative bacteria, these agents are being developed as anti-infective medical device coatings (Ceracides™) and as therapeutics for serious antibiotic-resistant organisms.

Ceragenix further owns exclusive rights to Barrier Repair Technology for the treatment of dermatological disorders including atopic dermatitis, neonatal skin disorders and others. Ceragenix’s patented Barrier Repair Technology, invented by Dr. Peter Elias and licensed from the University of California, is the platform for the development of two prescription topical creams—Epiceram(TM) and Neoceram(TM)—that form human-identical skin barriers. Defects in the skin’s barrier function play critical roles in the pathogenesis of skin diseases such as eczema, irritant contact dermatitis and other common skin disorders and may also be of importance in HIV related skin dermatoses. Ceragenix has submitted a 510K to the FDA seeking marketing clearance to commercialize this technology in 2006. For additional information on Ceragenix, please visit www.ceragenix.com.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, the following: the ability of the Company to raise capital in a timely manner, the ability of the Company to raise sufficient capital to finance its planned pharmaceutical activities, the FDA concurring with the Company that the 510(k) application is the appropriate approval process for Epiceram(TM), receiving the necessary marketing clearance approvals from the FDA, successful clinical trials of the Company’s planned products, the ability of the Company to commercialize its planned products, market acceptance of the Company’s planned products, and the Company’s ability to successfully compete in the marketplace. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For further information, please see the Company’s filings with the SEC, including its Forms SB-2, 10-KSB, 10-QSB and 8-K. The Company assumes no obligation to update its forward-looking statements to reflect actual results or changes in factors affecting such forward-looking statements.

For Ceragenix:

Steven Porter

CEO & Chairman

(720) 946-6440

Robert Stanislaro

Financial Dynamics

(212) 850-5657

ceragenix@fd-us.com